UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                            Commission File Number

                          NOTIFICATION OF LATE FILING

(Check one):
[ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR

For period ended December 31, 2002
-------------------------------------------------------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the transition period ended _____________________________
-------------------------------------------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                               ----------------

                                    PART I
                            REGISTRANT INFORMATION

Vivendi Universal
-------------------------------------------------------------------------------
Full Name of Registrant



-------------------------------------------------------------------------------
Former Name if Applicable



42, avenue de Friedland
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)



75380 Paris Cedex 08, France
-------------------------------------------------------------------------------
City, State and Zip Code

                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant's independent accountants are in the process of completing the financial statements and schedules to be prepared in accordance with the financial reporting requirements of ERISA for the Vivendi Universal Games, Inc. 401(k) Plan. Such financial statements and schedules are required for the filing of Form 11-K. These delays are beyond the control of the registrant. The Form 11-K for the Vivendi Universal Games, Inc. 401(k) Plan will be filed as soon as possible after the audited financial statements and schedules are completed. We anticipate this filing to be completed on or before July 15, 2003.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Daniel J. Losito                        (212) 572 - 7000
-------------------------------------------------------------------------------
            (Name)           (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               ----------------



                   Vivendi Universal Games, Inc. 401(k) Plan
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 1, 2003                   By
-------------------------------           /s/ Virginia Kelley
                                          ------------------------------
                                           Virginia Kelley
                                           Vice President--
                                             Compensation and Benefits
                                           Vivendi Universal Games, Inc.

               ACCOUNTANT'S STATEMENT REQUIRED BY RULE 12b-25(c)




We have not completed our review of the financial statements of the Vivendi Universal Games, Inc. 401(k) Plan for the year ended December 31, 2002. As a result, Vivendi Universal, S.A. was unable to file the Form 11K for the Vivendi Universal Games, Inc. 401(k) Plan for the year ended December 31, 2002 by the required date of June 30, 2003. We anticipate that the respective
Form 11K will be filed no later than July 15, 2003.



                                  By /s/ McGladrey & Pullen, LLP
                                     ---------------------------
                                     McGladrey & Pullen, LLP




Pasadena, California
July 1, 2003